SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549
SCHEDULE 13D
 (RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

 (Amendment No. 1 )*
NXP Semiconductors N.V.
 (Name of Issuer)
Common Stock, par value EUR 0.20 per share
 (Title of Class of Securities)
N6596X109
 (CUSIP Number)
Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 27, 2018
 (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [x]
(b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.	SOLE VOTING POWER
1,716,477
8.	SHARED VOTING POWER
0
9.	SOLE DISPOSITIVE POWER
1,716,477
10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,716,477
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%
14.	TYPE OF REPORTING PERSON
PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [x]
(b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
10,283,523
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
10,283,523
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,283,523
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.0%
14.	TYPE OF REPORTING PERSON
PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International Capital Advisors Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [x]
(b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
10,283,523
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
10,283,523
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,283,523
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.0%
14.	TYPE OF REPORTING PERSON
CO

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
Item 3. Source and Amount of Funds or Other Consideration.

Elliott Working Capital
The aggregate purchase price of the shares of Common Stock owned by Elliott through Manchester Securities Corp., a New York corporation and a wholly-owned subsidiary ("Manchester"), and through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott ("Liverpool"), is approximately $187,324,047.75.

Elliott International Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $1,115,449,698.86.

The Reporting Persons may effect purchases of shares of Common Stock through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated to read as follows:
(a) As of the date hereof, Elliott, Elliott International and EICA collectively have beneficial ownership of 12,000,000 shares of Common Stock of the Issuer constituting approximately 3.49% of the shares of Common Stock outstanding.
The aggregate percentage of the shares of Common Stock reported owned by each person named herein is based upon 344,337,471 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of July 1, 2018 as reported in the Issuer's Interim Report on Form 6-K filed with the Securities and Exchange Commission (the "SEC") on July 27, 2018.
As of the date hereof, Elliott through Liverpool and Manchester, beneficially owned 1,716,477 shares of Common Stock, constituting approximately 0.5% of the shares of Common Stock outstanding.
As of the date hereof, Elliott International beneficially owned 10,283,523 shares of Common Stock, constituting approximately 3.0% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International, may be deemed to beneficially own the 10,283,523 shares of Common Stock beneficially owned by Elliott International, constituting approximately 3.0% of the shares of Common Stock outstanding.
(b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by it.
Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.
(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.
(d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.
No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.
(e) Effective July 27, 2018, the Reporting Persons ceased to have economic exposure in the Issuer of more than 5.0% of the shares of Common Stock outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:
As of the date hereof, Elliott held the following short call options: 3,200 short call options with an exercise price of $94 per share, 3,200 short call options with an exercise price of $95 per share, 320 short call options with an exercise price of $96 per share, and 480 short call options with an exercise price of $97 per share.  Each of the foregoing short call options has an expiration date of August 17, 2018.
As of the date hereof, Elliott International held the following short call options:  6,800 short call options with an exercise price of $94 per share, 6,800 short call options with an exercise price of $95 per share, 680 short call options with an exercise price of $96 per share, and 1,020 short call options with an exercise price of $97 per share.  Each of the foregoing short call options has an expiration date of August 17, 2018.  EICA, as the investment manager of Elliott International, may be deemed to hold the short call options held by Elliott International.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated: July 31, 2018
ELLIOTT ASSOCIATES, L.P.

By: Elliott Capital Advisors, L.P., its General Partner
 By: Braxton Associates, Inc., its General Partner

By:  /s/ Elliot Greenberg
Name:  Elliot Greenberg
 Title:    Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Hambledon, Inc., its General Partner,
By: Elliott International Capital Advisors Inc.,
 as attorney-in-fact

By:  /s/ Elliot Greenberg
Name:  Elliot Greenberg
Title:    Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:  /s/ Elliot Greenberg
Name:  Elliot Greenberg
 Title:    Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. (through Liverpool) in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share

6/5/18	Common Stock	166,400	110.6626
7/26/18	Common Stock	(73,704)	91.7900
7/26/18	Common Stock	(5,550)	92.3400
7/26/18	Common Stock	(312,000)	91.5512
7/26/18	Common Stock	(15,600)	92.1181
7/26/18	Common Stock	(75,000)	92.0700
7/26/18	Common Stock	(391,904)	91.4191
7/27/18	Common Stock	(83,600)	95.4960
7/27/18	Common Stock	(1,000,000)	95.0351
7/27/18	Common Stock	(166,400)	95.4960
7/27/18	Common Stock	(501,024)	94.7596
7/30/18	Common Stock	(809,889)	95.1422
7/31/18	Common Stock	(365,111)	95.6446

The following transactions were effected by Elliott International, L.P. in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
6/5/18	Common Stock	353,600	110.6626
7/26/18	Common Stock	(612,977)	91.4191
7/26/18	Common Stock	(175,000)	92.0700
7/26/18	Common Stock	(488,000)	91.5512
7/26/18	Common Stock	(125,496)	91.7900
7/26/18	Common Stock	(9,450)	92.3400
7/26/18	Common Stock	(24,400)	92.1181